Exhibit 99.1

PRESS RELEASE

SMX Leads the Transition from Linear to Circular Production through the Success in Marking rPET for Textile Production Applications

●	The SMX Technology was successfully detected within the granules after the granulation process, within the undyed, and dope dyed polyester POY and DTY filament yarns and within the undyed, dyed and dope dyed fabrics, regardless of color and the process methods.
●	Indorama Ventures is evaluating SMX technology’s potential as a new high-level industry standard to be joined in the future by qualified and reliable players both downstream and upstream.

NEW YORK, August 21, 2023 – SMX (Security Matters) plc (Nasdaq: SMX) (“SMX” or “the Company”), a company focused on digitizing physical objects on the blockchain to enable a circular and closed loop economy, would like to notify the market that, alongside Indorama Ventures, a leading global chemicals company, they have successfully marked rPET granule raw material for textile production.

Through successfully marking and detecting the uniformly dispersed SMX Technology within granulated rPET, Indorama Ventures is evaluating the patented non-destructive technology’s potential to authenticate premium rPET grades through its network of subcontractors and suppliers. The SMX Technology was successfully detected within the granules after the granulation process, within the dope dyed POY and DTY polyester filament yarns and within the undyed, dyed and dope dyed fabrics, regardless of color and the process methods.

SMX has commenced commercialization discussions with several plastic manufacturers, with further updates to be provided to the market when appropriate.

—Ends—

For further information contact:

SMX MEDIA RELATION ENQUIRIES

Vinh Vuong

P: +1 646-946-2176

E: VINH@VUONGINC.COM

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us through our social channel @secmattersltd

INDORAMA VENTURES MEDIA RELATIONS ENQUIRIES

Stuart KellyP: +66 2 661 6661 ext. 508

E: stuart.k@indorama.net

About SMX

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

About Indorama Ventures

Indorama Ventures Public Company Limited, listed in Thailand (Bloomberg ticker IVL.TB), is one of the world’s leading petrochemical producers, with a global manufacturing footprint across Europe, Africa, Americas, and Asia Pacific. The company’s portfolio comprises Combined PET, Integrated Oxides and Derivatives, and Fibers. Indorama Ventures products serve major FMCG and automotive sectors, i.e., beverages, hygiene, personal care, tire and safety segments. Indorama Ventures has about 26,000 employees worldwide and revenue of US$18.7 billion in 2022. The Company is listed in the Dow Jones Emerging Markets and World Sustainability Indices (DJSI). For more information, please visit www.indoramaventures.com

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts, and assumptions, and involve a number of judgments, risks, and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2